Exhibit 99.9

Deutsche Balaton Biotech AG (Frankfurt am Main)

DELPHI Unternehmensberatung Aktiengesellschaft (Heidelberg)

Announcement pursuant to § 21 para. 2 sentence 1, § 14 para. 3 sentence 1 number 2 of the German Securities Acquisition and Takeover Act (“WpÜG”)

The offer document (“Offer Document”) for the voluntary public purchase offer (“Offer”) of Deutsche Balaton Biotech AG (“DB Biotech”) with its registered office in Frankfurt am Main, registered in the commercial register of the local court of Frankfurt am Main under HRB 11190, and DELPHI Unternehmensberatung Aktiengesellschaft (“DELPHI”), with its registered office in Heidelberg, registered in the commercial register of the Local Court of Mannheim under HRB 705381 (DB Biotech and DELPHI jointly referred to as “Bidders”), to the shareholders of Biofrontera AG with its registered office in Leverkusen, registered in the commercial register of the Local Court of Cologne under HRB 49717 (“Target Company” or “Biofrontera”) is available on the Internet under https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019 since 21 July 2019, also in a non-binding English translation. The subject matter of the Offer is the acquisition of up to 500,000 registered shares of Biofrontera AG with ISIN DE0006046113 and WKN 604611 (“Biofrontera Shares”) including all ancillary rights associated therewith at the time of the settlement of the Offer.

The bidders announced on 1 July 2019 that the consideration offered within the framework of the Offer would be increased to EUR 8.00 per Biofrontera Share in cash. Otherwise, the Offer remains unchanged. In particular, the deadline for acceptance of the Offer will continue to be 19 July 2019, 24:00 (local time Frankfurt am Main).

The document amending the Offer and updating the Offer Document (“Offer Amendment”) is available in a German-language version and in a non-binding English translation from 4 July 2019 on the Internet at the following address

https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019.

In addition, printed copies of the Offer Amendment and a non-binding English translation of the Offer Amendment are available free of charge from Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg Germany and can be requested by fax to +49 6221 6492424.

Heidelberg, 4 July 2019

Deutsche Balaton Biotech AG (Frankfurt am Main)

DELPHI Unternehmensberatung Aktiengesellschaft (Heidelberg)

Hint:

This publication constitutes neither an offer to purchase nor a solicitation of an offer to sell Biofrontera Shares.

The Offer relates only to Biofrontera Shares. Other securities relating to Biofrontera Shares are expressly not the subject of the Offer. In particular, the Offer does not apply to American Depositary Shares with ISIN US09075G1058 representing Biofrontera Shares (“Biofrontera ADS”) which are also traded on the Stuttgart Stock Exchange. Holders of Biofrontera ADSs may not submit them for sale under the Offer. Holders of Biofrontera ADSs who wish to accept the Offer in respect of the Biofrontera Shares underlying the Biofrontera ADSs must first exchange their Biofrontera ADSs for Biofrontera Shares. Thereafter, these Biofrontera Shares may be tendered for sale under the Offer.

In accordance with the requirements of the Tier I Exemption, the Bidders will file with the SEC a non-binding English translation of the Offer Amendment together with this Announcement as a supplement to the CB form. Information will be available free of charge on the SEC’s website at http://sec.gov as soon as it becomes available. Biofrontera Shareholders and holders of Biofrontera ADSs domiciled or habitually resident in the USA may retrieve a non-binding English translation of the Offer Amendment at the above mentioned internet address of the Bidders or request it from Deutsche Balaton Biotech AG via the above mentioned contact details.

It is not intended that this will be carried out as a public offer in accordance with the provisions of any other legal system. With the exception of the measures described to comply with US capital market regulations, no further announcements, registrations, approvals or approvals of the Offer Document or the partial purchase offer have been applied for or initiated outside the Federal Republic of Germany. The same applies to the Offer Amendment.